Mail Stop 4561

November 2, 2007

VIA U.S. MAIL AND FAX (602) 957-2780

Margaret Eardley
Chief Financial Officer
ILX Resorts Incorporated
2111 East Highland Ave, Suite 200
Phoenix, AZ 85016

> **Re:** **ILX Resorts Incorporated**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-13855**

Dear Ms. Eardley:

We have reviewed your response letter dated November 1, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Consolidated Statements of Shareholders' Equity, page F-7

1.   We have reviewed your response to our prior comment one and are still unclear as to how you have accounted for these transactions. Please tell us why management determined that the shares held as collateral by third party lenders were deemed to be not outstanding as of year end and what triggering event would cause these shares to be considered outstanding by management. Please cite the appropriate accounting literature used by management to support their current accounting treatment.

Notes to Financial Statements

Note 7. Gain on Sale of Las Vegas Leasehold Interest, page F-18

2.   We have reviewed your response to our prior comment three. Please explain to us why management has determined that the leasehold interest and related property and equipment were not a component of the entity as it appears that operations and cash flows could be clearly distinguished, or revise your financial statements to report the gain on disposal and results of operations as discontinued operations in accordance with paragraphs 41 through 44 of SFAS 144.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief